UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549-1004
                                    FORM 11-K

 X  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
---
    ACT OF 1934


For the fiscal year ended December 31, 1999
                          -----------------

                  OR

    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
---
    ACT OF 1934


For the transition period from                       to
                               ---------------------    ---------------------


Commission file number 33-19551
                       --------




                         SATURN INDIVIDUAL SAVINGS PLAN
                             FOR REPRESENTED MEMBERS
                       --------------------------------
                           (Full title of the plan)


                          General Motors Corporation
             300 Renaissance Center, Detroit, Michigan 48265-3000
             ----------------------------------------------------
              (Name of issuer of the securities held pursuant to
                  the plan and the address of its principal
                              executive offices)


Registrant's telephone number, including area code (313) 556-5000


    Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:





                                          Peter R. Bible
                                          Chief Accounting Officer
                                          General Motors Corporation
                                          300 Renaissance Center
                                          Detroit, Michigan 48265-3000

FINANCIAL STATEMENTS AND EXHIBIT
--------------------------------

(a)   FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES                Page No.
      -----------------------------------------------                --------
      Saturn Individual Savings Plan for Represented Members:
        Independent Auditors' Report. . . . . . . . . . . . . . . . .   3
        Statements of Net Assets Available for Benefits
          as of December 31, 1999 and 1998. . . . . . . . . . . . . .   4
        Statements of Changes in Net Assets Available for Benefits
          for the Years Ended December 31, 1999 and 1998. . . . . . .   5
        Notes to Financial Statements . . . . . . . . . . . . . . . .   6
        Supplemental schedules:
          Schedule of Assets Held for Investment Purposes,
             as of December 31, 1999. . . . . . . . . . . . . . . . .  15
        Supplemental schedules not listed above are omitted because of the absence of the conditions under which they are required.

(b)   EXHIBIT
      -------

      Exhibit 23 - Independent Auditors' Consent. . . . . . . . . . .  17





                                    SIGNATURE


      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                              Saturn Individual Savings Plan
                                              for Represented Members
                                              ------------------------------
                                                       (Name of plan)



Date  June 28, 2000              By:
      -------------


                                              /s/John F. Smith, Jr.
                                              ------------------------------
                                              (John F. Smith, Jr., Chairman
                                              of the Board of Directors)

INDEPENDENT AUDITORS' REPORT
----------------------------

Saturn Individual Savings Plan
for Represented Members:

We have audited the accompanying statements of net assets available for benefits of the Saturn Individual Savings Plan for Represented Members (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 1999 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/DELOITTE & TOUCHE LLP



Nashville, Tennessee
June 16, 2000

                         SATURN INDIVIDUAL SAVINGS PLAN
                             FOR REPRESENTED MEMBERS

               STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                       AS OF DECEMBER 31, 1999 AND 1998

                                                     1999             1998
                                                  -----------     -----------

ASSETS:
Investments, at fair value:

   Value of Interest in General Motors Savings
     Plans Master Trust                         $101,775,547      $87,724,172
   Mutual funds                                  115,220,310       83,796,511
   Fixed income fund                               6,710,380        4,427,712
   Loans to participants                          15,353,396       13,779,219

Investments, at contract value:
   Investment contracts stated at cost
     plus accumulated interest                    56,984,632       42,008,925
                                                 -----------      -----------


NET ASSETS AVAILABLE FOR BENEFITS               $296,044,265     $231,736,539
                                                 ===========      ===========



Reference should be made to the Notes to Financial Statements.

                         SATURN INDIVIDUAL SAVINGS PLAN
                             FOR REPRESENTED MEMBERS

          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


                                                     1999             1998
                                                 -----------      -----------
ADDITIONS:
   Investment income:
     Net appreciation in
      fair value of investments                  $13,548,410       $2,723,729
     Dividends and Interest                       11,095,039       17,261,782
     Net investment income from the General
      Motors Savings Plans Master Trust           18,320,479       18,798,618
   Interest on loans                               1,159,653        1,076,522
                                                  ----------       ----------

        Total investment income                   44,123,581       39,860,651
   Participants contributions:
     After tax                                     5,441,556        4,607,395
     Tax-deferred                                 20,477,040       17,645,374
     Rollover                                      1,042,653        1,072,918
                                                  ----------       ----------

        Total contributions                       26,961,249       23,325,687
                                                  ----------       ----------

     Total additions                              71,084,830       63,186,338
                                                  ----------       ----------
DEDUCTIONS:
   Benefits paid to participants                   6,777,104        7,448,722
   Forfeitures                                             -            1,536
                                                  ----------       ----------
        Total deductions                           6,777,104        7,450,258
                                                  ----------       ----------
NET INCREASE                                      64,307,726       55,736,080

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                             231,736,539      176,000,459
                                                 -----------      -----------

   End of year                                  $296,044,265     $231,736,539
                                                 ===========      ===========




Reference should be made to the Notes to Financial Statements.

                         SATURN INDIVIDUAL SAVINGS PLAN
                             FOR REPRESENTED MEMBERS

                          NOTES TO FINANCIAL STATEMENTS

A.  PLAN DESCRIPTION

Saturn Corporation ("Saturn"), a wholly-owned subsidiary of General Motors Corporation (the "Corporation"), established a defined contribution plan, the Saturn Individual Savings Plan for Represented Members (the "Plan"). General Motors Investment Management Corporation ("GMIMCo")acts as the Plan fiduciary and, along with various officers, employees, and committees with authority delegated by the Plan fiduciary, controls and manages the operation and administration of the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Assets of the Plan are held by various investment managers under the direction of State Street Bank and Trust Company ("Trustee"). The Plan provides eligible represented members with tax-deferred and after-tax voluntary savings opportunities. The following brief description of the Plan is provided for general information purposes only. Refer to the "Complete Text" of the Plan for a comprehensive description.

     Participation
     Eligibility in the Plan is restricted to regular employees of Saturn compensated fully or partly by salary who are represented by the United Auto Workers ("UAW") or other labor organizations which have adopted the Plan. Employees who are classified as contract or leased employees are not eligible to participate. Eligible employees may participate in the Plan and accumulate savings as of the first day of employment. Employees on approved disability leaves of absence, or certain special leaves of absence, remain eligible to accumulate savings for a period of one year while on such leaves.

     Participant Contributions
     Participants  direct the  investment  of their  contributions  into various
     investment  options  offered  by  the  Plan.   Participants  may  elect  to
     contribute to the Plan in several ways:

     o Participants may contribute up to 25% of Eligible Earnings on an after-tax basis whereby the contributions are included in the participant's taxable income in the period of contribution ("After-Tax Savings").

     o Participants may contribute up to 25% of Eligible Earnings, or $10,000, whichever is less, on a tax-deferred basis, whereby the contributions are excluded from the participant's taxable income until such amounts are distributed to the participant from the Plan ("Tax-Deferred Savings").

     o Participants may elect to combine the above contribution methods, provided the contribution limitations noted above are not exceeded.

     o Participants who have transferred to Saturn from another unit of the Corporation are allowed to transfer assets into the Plan from the General Motors Corporation Personal Savings Plan Trust.

     o Newly hired employees are permitted to make a rollover contribution equal to the taxable portion of cash proceeds received from a previous employer's qualified savings plan ("Rollover Contributions").

     Description of Investment Options:

    General Motors Corporation Common Stock Funds: $1-2/3 Par Value; Class H, $0.10 Par Value - Under this option, participants' contributions are invested in General Motors common stock.

    Each participant directs the Trustee how to vote common stock shares allocated to his or her account. The Trustee will not exercise voting rights with respect to those shares for which a direction has not been received by the required deadline.

                         SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS
                  NOTES TO FINANCIAL STATEMENTS - Continued

    Assets invested in the Common Stock Fund are expressed in terms of units rather than shares of stock. Each unit represents a proportionate interest in all of the assets of the Common Stock Fund. The number of units credited to a participant's account will be determined by the amount of the participant's contributions and the purchase price of a unit.

    Raytheon Class A Common Stock Fund - Effective December 17, 1997, GM spun-off the defense electronics business of Hughes Electronics, a GM subsidiary ("Hughes Defense"), to holders of GM $1-2/3 par value and Class H common stock, which was immediately followed by the merger of Hughes Defense with Raytheon Company. In connection with the above transaction, Raytheon Class A common stock was distributed to holders of the GM $1-2/3 par value and Class H common stocks. Plan participants holding Class H Common Stock Fund units were allocated approximately .81 units of Raytheon Class A units for each unit of GM Class H held. Plan participants holding GM $1-2/3 par value Common Stock Fund units were allocated approximately .08 units of Raytheon Class A units for each unit of GM $1-2/3 held. The determination of the allocation ratio for units was based on the number of units held in the Plan. Such distribution was recorded as a stock dividend and totaled approximately $314 million of which $172 million and $142 million were distributed to $1-2/3 par value common stockholders and Class H common stockholders, respectively.

    Such distribution required the addition of the Raytheon Class A Common Stock Fund as an investment option. The Raytheon Class A Common Stock Fund will remain as an investment option through December 31, 2002; however, no further contributions or exchanges from any other investment options into the Raytheon Class A Common Stock Fund will be permitted during that time. Dividends, if any, paid on Raytheon Class A common stock held by the Master Trust (see Note D) will be invested in an income fund investment option prior to allocation to participants' accounts.

    Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all of the assets of this fund. The value of each participant's account is determined each business day by the number of units to the participant's credit, multiplied by the current unit value. The return on a participant's investment is based on the value of units, which, in turn, is determined by the market price of the Raytheon Class A common stock, the amount of any dividends paid thereon, and by interest earned on short-term investments held by the fund.

    Promark Large Cap Index Fund - During 1999, the name of the Equity Index Fund was changed to the Promark Large Cap Index Fund. Under this option, participant contributions are invested in a portfolio of common stocks managed by GMIMCo, a wholly-owned subsidiary of the Corporation and a party-in-interest. The investment manager maintains a portfolio which is designed to match the performance of the Standard and Poor's 500 Index. This Index is a broad-based index of large companies which operate in a wide variety of industries and market sectors and which represent over two-thirds of the market capitalization of all publicly traded common stocks in the United States.

    Promark Balanced Fund - During 1999, the name of the Balanced Fund was changed to the Promark Balanced Fund. Under this option, contributions are invested in equity and fixed income investments selected from opportunities available in the entire global capital market, including large and small capitalization common stocks, investment and non-investment grade bonds, convertible securities, real estate, emerging market investments, and venture capital, and may be issued by U.S. and non-U.S. issuers.

                         SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS
                  NOTES TO FINANCIAL STATEMENTS - Continued

    From time to time, investment managers may use derivative financial instruments including forward exchange contracts and futures contracts. Derivative instruments are used primarily to mitigate exposure to foreign exchange rate and interest rate fluctuations as well as manage the investment mix in the portfolio. The Plan's interest in funds, which utilized such financial instruments, is not considered significant to the Plan's financial statements.

    Delphi Common Stock Fund - On May 28, 1999, the Corporation completed the spin-off of Delphi Automotive Systems ("Delphi"). In connection with that spin-off, Delphi common stock was distributed to holders of GM $1-2/3 par value common stock. Such distribution required the addition of the Delphi Common Stock Fund as an investment option. Program participants holding units in the GM $1-2/3 Par Value Common Stock Fund were allocated approximately .70 units in the Delphi Common Stock Fund for each unit held in the GM $1-2/3 Par Value Common Stock Fund. Such distribution was recorded as a stock dividend, in which a total of $887 million of Delphi common stock was distributed to GM $1-2/3 par value common stockholders. The Delphi Common Stock Fund will remain as an investment option; however, no further contributions or exchanges from any other investment option into the Delphi Common Stock Fund will be permitted during that time.

    Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all of the assets of this fund. The value of each participant's account is determined each business day by the number of units to the participant's credit, multiplied by the current unit value. The return on a participant's investment is based on the value of units, which, in turn, is determined by the market price of Delphi common stock, the amount of any dividends paid thereon, and by interest earned on short-term investments held by the fund.

    The above six options are included under the General Motors Savings Plans Master Trust (See Note D).

    Promark Income Fund - During 1999, the name of the Income Fund was changed to the Promark Income Fund. Under this option, funds are invested in investment contracts issued by insurance companies and short-term U.S. Government debt obligations. The issuing companies have agreed to provide this fund with a net fixed or floating contract interest rate that is to be earned over a specified period and payment of principal and interest upon participant initiated withdrawals and/or transfers of assets.

    The crediting interest rates, fund managers, and contract value of the investment contracts at December 31, 1999 and 1998, respectively, were as follows:

         Interest Interest
         Rate     Rate
         as of    as of            Fund
         12/31/99 12/31/98        Manager               1999          1998
         --------  -----------------------------    ----------     ----------

         6.86%     6.86%   New York Life            $5,448,348     $5,101,449
         5.88%     5.88%   John Hancock Mutual Life 10,679,375     10,088,487
         6.28%     6.00%   John Hancock Mutual Life  8,625,138      8,122,654
         6.47%     6.00%   Metropolitan Life        32,231,771     18,696,335
                                                    ----------     ----------
                                                   $56,984,632    $42,008,925
                                                    ==========     ==========

                         SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS
                  NOTES TO FINANCIAL STATEMENTS - Continued

    The contract values of the investment contracts approximate their fair values at December 31, 1999 and 1998. The average yield on investment contracts for the years ended December 31, 1999 and 1998 was 6.34% and 6.37%, respectively.

    In 1999 and 1998, investments were also made in short-term U.S. Government debt obligations and cash. At December 31, 1999 and 1998, the fair value of such investments, considered as the Fixed Income Fund, was $6,710,380 and $4,427,712, respectively.

    Mutual Funds - This option is comprised of forty-eight (forty-seven as of December 31, 1998) mutual funds managed by Fidelity Investments. (See Note
    C). Each fund has a different objective and investment strategy. To pursue their objectives, the fund managers invest in a wide variety of investments. Complete information about each fund's objectives and investments is contained in that fund's prospectus.

    Vesting

    Participant contributions vest immediately. Saturn matched participant contributions were made through January 1, 1992 and earnings thereon vest fully upon the attainment of five years of service, death, total and permanent disability, or retirement.

    Distributions

    Participants may generally withdraw their Tax-Deferred Savings after they reach age 59-1/2 or prior to age 59-1/2 for Financial Hardship, as defined in the Plan's "Complete Text". After-Tax Savings, vested Saturn matched contributions, and related earnings may be withdrawn any time upon a participant's request. Upon termination of employment, a final distribution of assets is made unless termination is by retirement or the participant's account exceeds $5,000. In those instances, the distribution may be deferred until April 1 of the year after the participant reaches the age of 70-1/2. Participants who continue working beyond reaching the age of 70-1/2 are not required to begin distribution.

    There were no distributions payable to participants included in net assets available for benefits as of December 31, 1999 and 1998.

    Transfers

    Participants may transfer assets between investment options at any time, with certain limitations.

    Loans

    Participants may borrow once per calendar year from both their Tax-Deferred and After-Tax Savings assets. The amount and term of the loans are limited under the Plan. Loans bear a rate of interest equal to the prime lending rate as of the last business day of the calendar quarter immediately preceding the date the participant gives appropriate direction for a loan to the Plan recordkeeper (interest rates for outstanding loans at December 31, 1999 ranged from 6% to 9%). Interest paid on the loans is credited back to the borrowing participant's account in the Plan. No earnings accrue to the assets liquidated for the loan. At December 31, 1999 and 1998, loans to participants were $15,353,396 and $13,779,219, respectively.

                         SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS
                  NOTES TO FINANCIAL STATEMENTS - Continued

    Termination of the Plan

    Although it has not expressed any intent to do so, Saturn has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination, partial termination, or complete discontinuance of contributions, the administrator may direct the Trustee to:

    o continue to administer the Plan and pay account balances in accordance with the Plan's distribution policy described above, or

    o distribute the assets remaining in the Plan in a lump sum to participants and beneficiaries in proportion to their respective account balances.



B.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies followed in the preparation of the accompanying financial statements are as follows:

    o Investments are stated as follows:
       - General Motors Savings Plans Master Trust("Master Trust")- at estimated market prices of the assets in the Master Trust as determined by the investment manager.
       - Investment Contracts - at contract value, which consists of cost plus accumulated interest.
       - Common/Collective Trust - Fixed Income Fund - at estimated market prices of the assets in the Fund as determined by the investment manager.
       -  Mutual Funds - at quoted market value.
       -  Loans to participants - at cost, which approximates fair value.

    o General Motors common stock, $1-2/3 par value, acquired by the Trustee for the Plan may be obtained by purchases on the open market or from the Corporation by subscription or purchase. Such stock acquired by the Trustee on the open market is credited to the participants' accounts at the average per share cost of such purchases (excluding brokerage commissions, transfer taxes, etc.) made for each month. Stock obtained by the Trustee directly from the Corporation is credited to participants' accounts either at the average per share cost to the Trustee of the open market purchases of the stock acquired for a particular month or, in those months in which the Trustee acquires no stock on the open market, at the average of the daily mean high and low market prices of the stock as reported on the Composite Tape of Transactions for such month.

    o  Securities transactions are recorded on the date the trades are executed.

    o Net appreciation in value of investments held, sold, or distributed represents the change in the market value of the Plan's investments during the year.

    o  Investment income is recognized as earned.

    o The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

    o  Certain costs of Plan administration are paid by Saturn.

    o Certain reclassifications have been made in the 1998 financial statements to conform to the classifications used in 1999.

                         SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS
                  NOTES TO FINANCIAL STATEMENTS - Continued

C.  INVESTMENTS

The table below details the investment managers, the investment types (and interest rates at December 31, 1999) and the carrying value of investments as of December 31, 1999 and 1998.


Investment Manager         Investment Type           1999           1998
--------------------   -----------------------   ------------   ------------

State Street Bank      Value of Interest in the
  and Trust            Commingled Accounts of the
                       General Motors Savings
                       Plans Master Trust       $101,775,547*   $87,724,172*
                                                 -----------     ----------

Fidelity               Magellan                   25,396,609*    18,946,251*
Fidelity               Contrafund                 39,080,309*    32,195,883*
Fidelity               Other Mutual Funds         50,743,392**   32,654,377**
                                                  ----------     ----------
           Total mutual funds                    115,220,310     83,796,511
                                                  ----------     ----------
State Street Bank
  and Trust            Fixed Income Fund           6,710,380      4,427,712
                                                  ----------     ----------

Loans to Participants  6% to 9%                   15,353,396*    13,779,219*
                                                  ----------     ----------

New York Life          Investment Contract, 6.86%  5,448,348      5,101,449

John Hancock
  Mutual Life          Investment Contract, 5.88% 10,679,375     10,088,487

John Hancock
  Mutual Life          Investment Contract, 6.28%  8,625,138      8,122,654
Metropolitan Life      Investment Contract, 6.47% 32,231,771*    18,696,335*
                                                  ----------     ----------

           Total Investment Contracts             56,984,632     42,008,925
                                                  ----------     ----------

           TOTAL                                $296,044,265   $231,736,539
                                                 ===========    ===========


* Represents 5% or more of Plan assets.

** Represents the total of forty-six (forty-five as of December 31, 1998) individual mutual funds managed by Fidelity Investments, none of which exceed 5% or more of Plan assets.

                         SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS
                  NOTES TO FINANCIAL STATEMENTS - Continued


D.  THE MASTER TRUST

As of December 21, 1994, the Corporation established the Master Trust pursuant to a trust agreement among the Corporation, Saturn Corporation, and State Street Bank and Trust, as trustee of the funds, in order to permit the commingling of trust assets of several employee benefit plans for investment and administrative purposes. The assets of the Master Trust are held by State Street Bank and Trust.

Employee benefit plans participating in the Master Trust include the following:

o General Motors Savings-Stock Purchase Program for Salaried Employees in the United States
o General Motors Personal Savings Plan for Hourly-Rate Employees in the United States
o   Saturn Individual Savings Plan for Represented Members


The Master Trust is composed of seven master trust investment options: the GM $1-2/3 Value Common Stock Fund, the Raytheon Class A Common Stock Fund, GM Class H, $.10 Par Value Common Stock Fund, the EDS Common Stock Fund, the Promark Large Cap Index, the Delphi Common Stock Fund, and the Balanced Fund. Each of these investment options that are available under the Plan is described in Note
A. The EDS Common Stock Fund is not an investment option that is available under the Plan. Each participating employee benefit plan has an undivided interest in the net assets and changes therein of the applicable Master Trust investment options.

The net investment income of each of the Master Trust investment funds is allocated by the trustee to each participating plan based on that plan's interest in each Master Trust investment fund, as compared with the total interest in each Master Trust investment fund of all the participating plans at the beginning of the month.

The Plan's share of the total Master Trust is summarized as follows as of December 31, 1999 and 1998:
                                                   1999           1998
                                                   ----           ----

Value of interest in Master Trust              $101,775,547  $87,724,172
                                                -----------   ----------
Percentage of total Master Trust                      1.06%        0.92%
                                                 ----------   ----------
Value of interest in the net investment
  income from Master Trust accounts             $18,320,479  $18,798,618
                                                 ----------   ----------
Percentage of total Master Trust net
  investment gain                                     0.70%        0.98%
                                                 ----------   ----------

On April 12, 1999, the Corporation's Board of Directors approved the complete separation of Delphi by means of a spin-off, which was completed on May 28, 1999. Prior to the spin-off, the Corporation established the Delphi Savings Plan Master Trust ("Delphi Master Trust"), modeled after the Master Trust. On May 28, 1999, assets representing Delphi participants' holdings in the Master Trust were transferred and reinvested under the corresponding investment options in the Delphi Master Trust. The total amount transferred to the Delphi Master Trust was $1.3 billion. As a result of the separation, the Delphi Master Trust was separated from the Master Trust, and is now administered by Delphi as a separate trust.

                         SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS
                  NOTES TO FINANCIAL STATEMENTS - Continued

The net assets available for benefits of all participating plans in the commingled accounts of the Master Trust at December 31, 1999 and 1998 are summarized in thousands as follows:

                                                   1999          1998
                                                   ----          ----
ASSETS
    Investments, at fair value:
       Common Stock:
          General Motors $1-2/3 par value        $4,180,214   $4,403,246
          General Motors Class H, $0.10 par value   570,679      500,474
          EDS Common Stock Fund                     277,729      356,304
          Raytheon Class A Common Stock Fund         92,900      267,580
          Delphi Common Stock Fund                  553,312            -
          Other                                           -       20,835
       U.S. Government Securities                         -        1,696
       Common and Collective Trusts               3,943,926    3,901,275
       Cash                                               -       27,252
                                                  ---------    ---------
          Total investments                       9,618,760    9,478,662

    Receivables:
       Due from broker for investments sold               -       21,444
       Accrued investment income                        249        4,979
                                                  ---------    ---------

          Total receivables                             249       26,423
                                                  ---------    ---------

          Total assets                            9,619,009    9,505,085
                                                  ---------    ---------
LIABILITIES:
    Due to broker for securities purchased             (345)      (1,627)
                                                  ---------    ---------

Net assets available for benefits                $9,618,664   $9,503,458
                                                  =========    =========


The net investment income of all participating plans in the commingled accounts of the Master Trust for the years ended December 31, 1999 and 1998 is summarized in thousands as follows:

Interest                                         $    2,369   $    3,993
                                                   --------    ---------
Dividends                                            31,009      132,901
                                                   --------    ---------
Stock dividend                                      886,886            -
                                                   --------    ---------
Net appreciation in fair value of investments:
    Common stocks                                   946,353      923,472
    U.S. Government securities                            -          603
    Common and collective trusts                    743,798      843,052
    Registered investment company                    10,632        8,200
                                                   --------    ---------
       Total net appreciation in fair value
          of investments                          1,700,783    1,775,327
                                                  ---------    ---------
       Total investment income                    2,621,047    1,912,221


Transfer to Delphi                               (1,275,480)           -

Net Transfers to Participating Plans             (1,230,361)    (910,630)
                                                  ---------    ---------
Net Increase                                      $ 115,206   $1,001,591
                                                  =========    =========

                         SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS
                  NOTES TO FINANCIAL STATEMENTS - Concluded

E.  FEDERAL INCOME TAXES

The Plan was submitted to the Internal Revenue Service and has received a favorable determination as to its tax-qualified status in meeting the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended ("Code"), and the trust established thereunder has been determined to be exempt from United States federal income taxes under Section 501(a) of the Code.

The United States federal income tax status of the employee with respect to the Plan is described (1) in the "Complete Text" of the Plan, and (2) included with the confirmation letters sent to the participant for withdrawals and distributions of assets.

F.  SUBSEQUENT EVENT

Effective April 1, 2000, sixteen new Promark funds, three new Fidelity funds and two other mutual funds were added as Plan investment options.





                                 * * * * * *

                  SATURN INDIVIDUAL SAVINGS PLAN
                     FOR REPRESENTED MEMBERS

         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                     AS OF DECEMBER 31, 1999
Column A    Column B          Column C                           Column D
---------   ----------------  --------------------------------   ----------
            Identity of
            Issue, Borrower,
            Lessor, or                                            Current
            Similar Party     Description of Investment            Value
---------   ----------------  --------------------------------  -----------

     *     State Street Bank  Value of Interest in the         $101,775,547
             and Trust          Commingled Accounts of the      -----------
                                GM Savings Plans Master Trust


     *     State Street Bank  Fixed Income Fund
             and Trust                                            6,710,380
                                                                -----------
                               Mutual Funds:
     *     Fidelity              Magellan                        25,396,609
     *     Fidelity              Puritan                          8,159,706
     *     Fidelity              Contrafund                      39,080,309
     *     Fidelity              Asset Manager                    2,426,214
     *     Fidelity             Capital Appreciation                316,439
     *     Fidelity              Retirement Growth                  727,722
     *     Fidelity              Value                              610,132
     *     Fidelity              Small Cap Stock                    231,421
     *     Fidelity              Fifty                              767,956
     *     Fidelity              OTC Portfolio                    1,633,151
     *     Fidelity              Capital & Income                    61,175
     *     Fidelity              Stock Selector                     322,952
     *     Fidelity              Disciplined Equity                 112,182
     *     Fidelity              Growth Company                   3,250,760
     *     Fidelity              Dividend Growth                  2,472,697
     *     Fidelity              Trend                               84,881
     *     Fidelity              Blue Chip Growth                 6,341,260
     *     Fidelity              Fidelity Fund                    1,592,810
     *     Fidelity              International Growth & Income      292,660
     *     Fidelity              Equity Income                      982,344
     *     Fidelity              Equity Income II                 1,225,487
     *     Fidelity              Real Estate Investment              71,441
     *     Fidelity              Utilities                          535,530
     *     Fidelity              Worldwide                          331,289
     *     Fidelity              Canada                              28,671
     *     Fidelity              Diversified International          604,756
     *     Fidelity              Pacific Basin                    1,389,545
     *     Fidelity              Growth & Income                  3,022,121
     *     Fidelity              Europe                             695,858
     *     Fidelity              Overseas                           703,381
     *     Fidelity              Asset Manager Growth               301,322
     *     Fidelity              Convertible Securities             101,920
     *     Fidelity              Balanced                           321,496
     *     Fidelity              International Bond                  33,263
     *     Fidelity              Investment Grade                   127,425
     *     Fidelity              Government Income                  276,127
     *     Fidelity              Freedom Income                     210,397
     *     Fidelity              Freedom 2000                        78,988
     *     Fidelity              Freedom 2010                       422,583
     *     Fidelity              Freedom 2020                       744,165
     *     Fidelity              Freedom 2030                       124,484
     *     Fidelity              Aggressive Growth                8,078,021

                  SATURN INDIVIDUAL SAVINGS PLAN
                     FOR REPRESENTED MEMBERS

         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
               AS OF DECEMBER 31, 1999 - Concluded


Column A   Column B           Column C                           Column D
---------  ----------------   ------------------------------    ----------
           Identity of
           Issue, Borrower,
           Lessor, or                                              Current
           Similar Party      Description of Investment             Value
---------  -----------------  ------------------------------     ----------

     *     Fidelity              Asset Manager Income                14,633
     *     Fidelity              Global Balance                      62,754
     *     Fidelity              Mid Cap Stock                      346,769
     *     Fidelity              Low Priced Stock                   218,266
     *     Fidelity              Export & Multinational             268,758
     *     Fidelity              New Market Income                   17,480
                                                                -----------

                                  Total Mutual Funds            115,220,310
                                                                -----------

                              Loan Fund 6% to 9%                 15,353,396


           New York Life      Investment Contract, 6.86%          5,448,348
           John Hancock
             Mutual Life      Investment Contract, 5.88%         10,679,375
           John Hancock
             Mutual Life      Investment Contract, 6.28%          8,625,138
           Metropolitan Life  Investment Contract, 6.47%         32,231,771
                                                                 ----------

                                Total Investment
                                  Contracts                      56,984,632
                                                                 ----------
Total Assets Held for Investment                               $296,044,265
                                                                ===========


* Indicates party-in-interest